SECU[illegible] [illegible]MMISSION

03052881

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-15719

RECEIVED DEC 01 2003 WASH. D.C. 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial America Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Euclid Avenue, Suite 1525
(No. and Street)

Cleveland	OH	44115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Rukenbrod (216) 781-5060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd., Ste. 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 10 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Rukenbrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial America Securities, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

JAMES SKUFCA
Notary Public, State of Ohio Lake Cty.
My Commission Expires Nov 23, 2003

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AMERICA SECURITIES, INC.

AND SUBSIDIARY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For The Period From October 1, 2002 to September 30, 2003

FINANCIAL AMERICA SECURITIES, INC.
AND SUBSIDIARY
(Name of Respondent)

1525 Huntington Building
925 Euclid Ave.
Cleveland, OH 44115
(Address of Principal Executive Office)

Mr. John C. Rukenbrod
Financial America Securities, Inc.
1525 Huntington Building
925 Euclid Ave.
Cleveland, OH 44115
(216) 781-5060

(Name and address of person authorized to receive notices and communications for the Securities and Exchange Commission)

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SEPTEMBER 30, 2003

TABLE OF CONTENTS

PAGE

Hobe & Lucas
CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Financial America Securities, Inc.
and Subsidiary
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Financial America Securities, Inc. and Subsidiary as of September 30, 2003, and the related statements of income, changes in shareholders' equity, change in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial America Securities, Inc. and Subsidiary as of September 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe and Lucas Certified Public Accountants, Inc.

November 14, 2003


INAA
GROUP
INTERNATIONAL NETWORK OF ACCOUNTANTS AND AUDITORS

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

Current Assets		
Cash	$ 31,676	
Marketable securities	98,816	
Receivable – clearing organization	144,324	
Commissions receivable	34,618	
Prepaid expenses	5,418	
Receivables – employee	2,500	
Deposit at clearing organization	50,000	$ 367,352
Property and Equipment		
Furniture and fixtures	32,817	
Less: Accumulated depreciation	29,506	3,311
Other Assets		
Deposits	4,478	
Deferred tax asset	5,000	
Note receivable - shareholder	105,017	114,495
		$ 485,158

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 52,235	
Payable - clearing	72,978	
Accrued expenses	85,895	
Note payable – subordinated under 15c3-1(d)	75,000	$ 286,108
Minority Interest		100
Shareholders' Equity		
Common stock, no par value, 700 shares authorized 521 shares issued and outstanding	781	
Additional paid in capital	227,936	
Retained earnings	78,797	
	307,514	
Less: Treasury stock – 179 shares at cost	(108,564)	198,950
		$ 485,158

The accompanying notes are an integral part of these statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Revenue		
Commissions:		
Commission on transactions in listed equity securities executed on an exchange	$ 23,769	
Commissions on transactions in exchange listed equity securities executed over-the-counter	1,425,085	
All other securities commissions	761,037	
Total securities commissions		$ 2,209,891
Net gains on firm security investment accounts - including unrealized gains (losses)		83,716
Fees for account supervision, investment advisory and administrative services		73,455
Other revenue related to securities business		66,686
		2,433,748
Expenses		
Registered representatives' compensation	1,402,887	
Clerical and administrative employee expense	279,978	
Taxes and other employment costs	74,856	
Commissions and other clearance paid to all other brokers	7,933	
Clearance paid to non-brokers	309,944	
Communications	18,584	
Occupancy costs	38,560	
Regulatory fees	51,354	
Professional fees	63,847	
Insurance	7,360	
Interest	9,000	
Dues and subscriptions	12,017	
Equipment expense	3,635	
Quotation expense	118,888	
Other expenses (includes depreciation of $4,500)	49,883	
Total expenses		2,448,726
Net Loss Before Recovery of Income Taxes		(14,978)
Recovery of Income Taxes		15,101
Net Income		$ 123

The accompanying notes are an integral part of these statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - October 1, 2002	$ 781	$ 227,936	$ 78,674	$ (108,564)	$ 198,827
Net Income			123		123
Balance - September 30, 2003	$ 781	$ 227,936	$ 78,797	$ (108,564)	$ 198,950

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Balance - October 1, 2002	$ 75,000
Increases:	
Issuance of subordinated notes	-0-
Decreases:	
Payment of subordinated notes	-0-
Balance - September 30, 2003	$ 75,000

The accompanying notes are an integral part of these statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

Cash Flows Used By Operating Activities:		
Net Income	$	123
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		4,500
Changes in assets and liabilities:		
Decrease in federal tax refunds		10,525
Increase in receivable - clearing organization		(16,264)
Increase in note receivable shareholder		(3,699)
Increase in commissions receivable		(7,327)
Increase in prepaid expenses		(100)
Increase in receivable - employee		(2,500)
Increase in deferred taxes		(5,000)
Decrease in accounts payable		(39,039)
Increase in payable - clearing organization		2,804
Increase in accrued expense		68,780
Net Cash Flows Provided by Operating Activities		12,803
Cash Flows From Investing Activities:		
Net increase in marketable securities		(32,593)
Net Decrease in Cash		(19,790)
Cash - October 1, 2002		51,466
Cash - September 30, 2003	$	31,676
Supplemental Disclosure of Cash Flow Information		
Interest paid	$	9,000
Income taxes paid	$	-0-

The accompanying notes are an integral part of these statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations
Financial America Securities, Inc. and Subsidiary is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company operates as an introducing broker and provides full-service brokerage services to institutional and retail customers on a fully-disclosed basis.

Effective July 18, 2003, the Company formed an eighty percent subsidiary, Financial America Advisory Securities, Inc. the subsidiary will provide investment advisory services and had no activity for the year ended September 30, 2003.

Revenue Recognition
The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

Marketable Securities
The Company has a special account for the exclusive benefit of its customers. This account is maintained for the deposit of customer funds submitted to the Company for the sole purpose of paying for registered investment company securities, pursuant to Rule 15c3-3 (k)(2)(i).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
The Company uses the reserve method of accounting for bad debts. The allowance was $-0- as of September 30, 2003.

NOTE 2 - INCOME TAXES

The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income. The Company provides for taxes based upon financial income without regard to the period in which they are assessable for tax purposes. The major temporary differences arise from taxable loss carryover and capital loss carryover.

NOTE 2 - INCOME TAXES (CONTINUED)

Deferred tax assets and (liabilities) at September 30, 2003 consist of:

Deferred tax asset	$	5,000
Valuation allowance		-0-
Deferred tax liability		-0-
	$	5,000

The Company has a loss carryforward of approximately $18,000 that may be offset against future taxable income. Substantially all of the carryforward expires in 2022.

NOTE 3 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to $100,000. At September 30, 2003, the Company's net capital was $128,969, which was $28,969 more than the minimum required net capital. At September 30, 2003, the Company's ratio of aggregate indebtedness to net capital was 164%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

NOTE 5 - COMMITMENTS

The Company leases office facilities under an operating lease expiring May, 2005. Minimum annual rents for the lease is as follows:

2004	$	32,021
2005		22,389
	$	54,410

NOTE 6 - SUBORDINATED BORROWINGS

Borrowing subordinated to the claim of general creditors are as follows:

Borrowings	Lender	Maturity Date		Amount	Interest
Cash	Carl E. Rogerson	9/30/2004	$	40,000	12%
Cash	Vic Lofgren Jr.	9/30/2004		35,000	12%
			$	75,000	

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation for financial statement purposes is computed over the estimated useful lives of the assets using declining balance methods. The depreciation rates for furniture and fixtures are based on a useful life of 5 - 7 years.

NOTE 8- NOTE RECEIVABLE SHAREHOLDER

As of December 31, 2003, the Company advanced $105,017 to one of its shareholders. Interest is charged based on applicable federal rates.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2003

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2003

Net capital		
Total shareholders' equity from statement of financial condition	$	198,950
Liabilities subordinated to claims of general creditors		75,000
Non-allowable assets:		
Unsecured receivables		(107,517)
Deposits		(4,478)
Prepaid expenses		(5,418)
Net furniture and fixtures		(3,311)
Deferred taxes		(5,000)
Non marketable securities		(2,415)
		145,811
Net capital before haircuts on security positions		145,811
Haircuts on securities		14,479
Undue concentration		2,363
Net capital	$	128,969
Aggregate indebtedness	$	211,108
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$	14,073
Minimum required net capital	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	28,969
Excess net capital at 1,000%	$	107,859
Percentage of aggregate indebtedness to net capital		164%

Hobe & Lucas
CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

In planning and performing our audit of the financial statements of Financial America Securities, Inc. and Subsidiary (the "Company") for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting


INAA
GROUP
INTERNATIONAL NETWORK OF ACCOUNTANTS AND AUDITORS

principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relations to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Hobe and Lucas Certified Public Accountants, Inc.

November 14, 2003